December 11, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C.  20549

Attention:	Christine B. Adams
Mail Stop 3720

RE:	Breda Telephone Corp.
SEC Letter dated October 30, 2009 (“SEC Letter”)

Dear Ms. Adams:

This letter is in response to the SEC Letter dated October 30, 2009, and in response to phone discussions held between SEC staff and our SEC attorney, Wade Schut, prior to November 13, 2009, or among SEC staff members and Todd Thorson of Kiesling Associates, LLC and Jane Morlok, CFO, on November 18, 2009, and December 11, 2009.

Breda Telephone Corp. is a minority investor in certain partnerships, which are considered significant to the audited financial statements of the Company due to flow-through equity earnings.  Auditing guidelines require certain procedures to be completed on these significant equity method investments, which procedures include either obtaining a representation letter from the other auditor of these partnerships or a direct review of the audit work papers in those cases where a representation letter is not an option based on the discretion of the other auditing firm.

At the date of the filing of the Company’s Form 10-K for the years identified in the SEC Letter, the auditor’s reports for these partnerships had not been issued, which in turn required qualified opinions to be issued.  Subsequent to the audit report issuance by these partnerships, the Company and its auditors have been working on obtaining the audited financial statements along with the required representation letters.  As of the date of this letter, the representation requests are still outstanding at some of the respective other auditing firms.

Listed below is the status for each of the 2006, 2007 and 2008 years:

1)
2006 – All documents have been received and the amended 10-K for 2006 will be filed with the SEC on December 14, 2009.  There were no changes to the audited financial statements, other than the audit opinion is now unqualified.

2)	2007 – Need representation letters from Deloitte for RSA #7 and #8. Need representation letter from Schenck Business Solutions for Spiralight Networks, LLC.

Resolution:  There has been much correspondence and document sharing between Kiesling & Associates and Deloitte (including a partner working in China) regarding the need for a representation letter.  Kiesling & Associates received an e-mail from Deloitte on December 10, 2009, indicating that Deloitte would agree to provide a representation letter for RSA #7 and RSA #8, and that this process could be accomplished within 30 days.

The Schenck Business Solutions partner is out of the office until December 14, 2009.  Breda anticipates receiving their representation letter shortly since they have responded in that manner in the past.

Breda anticipates filing an amended 2007 10K within 30 days, and anticipates that the only change will be the change from a qualified opinion to an unqualified opinion.

3)	2008 – Need representation letters from Deloitte for RSA #7 and #8. Received the representation letter from Price Waterhouse Coopers for RSA #9 on December 11, 2009.

Resolution:  Kiesling & Associates received an e-mail from Deloitte on December 10, 2009, indicating that Deloitte would agree to provide a representation letter for RSA #7 and RSA #8, and that this process could be accomplished within 30 days.

Breda anticipates filing an amended 2008 10K within 30 days, and anticipates that the only change will be the change from a qualified opinion to an unqualified opinion.

Sincerely,

BREDA TELEPHONE CORP.

/s/ Jane Morlok

Jane Morlok, CFO